FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                         PURSUANT TO RULE 13A - 16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of January, 2003

                                    ICON PLC
                               (Registrant's name)

                                     0-29714
                            (Commission file number)

          South County Business Park, Leopardstown, Dublin 18, Ireland.
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

         Yes      X                      No __

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

         Yes     __                      No  X

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

         Yes     __                      No  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes     __                      No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82 N/A



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                                    ICON PLC

GENERAL

As used herein, "ICON", the "Company" and "we" refer to ICON p1c and its consolidated subsidiaries, unless the context requires otherwise.


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                                    ICON PLC

CONTENTS                                                                    PAGE

DESCRIPTION OF THE MEMORANDUM AND ARTICLES OF ASSOCIATION OF THE COMPANY......4
CHANGES TO CONSTITUTIONAL DOCUMENTS...........................................8
DESCRIPTION OF SHARE CAPITAL..................................................8
DESCRIPTION OF AMERICAN DEPOSITARY SHARES.....................................8
DESCRIPTION OF THE REGISTRATION RIGHTS AGREEMENT, DATED DECEMBER 12, 1997....14
SIGNATURES...................................................................15




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    DESCRIPTION OF THE MEMORANDUM AND ARTICLES OF ASSOCIATION OF THE COMPANY

1. The Company is registered in Ireland under the Companies Acts, 1963 to 2001 with registered number 145385. The Company was incorporated on 31 May 1989.

     The Company's main object, which is to be found in clause 3 of the Company's memorandum of association, is to carry on the business of an investment holding company. The Company's secondary objects which are also found in clause 3 of the memorandum of association are (i) the carrying out of research in the fields of nutrition, metabolism and health, (ii) the advancement in the knowledge of matters relating to electromagnetics, radiation, ecology and environment, (iii) the pharmacologic effects of drugs, cosmetics, food substances, food additives and beverages and (iv) to make provision and afford facilities for the training of approved persons with a view to the above.

2. (a) Under Article 95 of the Company's Articles of Association, or Articles, a director of the Company who is in any way, whether directly or indirectly, interested in a contract or proposed contract with the Company must declare that interest at a meeting of the directors of the Company. Under Article 97 of the Articles, a director may not vote at a meeting of the directors or a committee of the directors on any resolution concerning a matter in which he has, directly or indirectly, either by himself or with others connected with him, an interest which is material, or a duty, which conflicts or may conflict with the interests of the Company. Furthermore, a director may not be counted in the quorum present at a meeting in relation to any such resolution on which he is not entitled to vote. This prohibition on voting does not extend to certain matters, namely:

          (i) where the Company is giving any security, guarantee or indemnity to the director in respect of money lent by the director;

          (ii) where the Company gives any security, guarantee or indemnity to a third party in respect of a debt or obligation of the Company for which the director has assumed the responsibility in whole or in part;

          (iii) where there is a subscription or purchase of shares, debentures or other securities of the Company pursuant to an offer or invitation to members or debenture holders of the Company, or to the public or any section of the public under which offer the director may be entitled to participate as a holder of securities or which he is or is to be interested as a participant in the underwriting or sub-underwriting thereof;

          (iv) any proposal concerning any other company in which he is interested, whether directly or indirectly, provided that the director is not the holder of or beneficially interested, directly or indirectly, in 1% or more of the issued shares of any class of that company or of the voting rights available in that company;

          (v) any proposal concerning the adoption, modification or operation of any pension or retirement benefit scheme under which the director may benefit and which has been approved by the Revenue Commissioners in Ireland;

          (vi) any proposal concerning the adoption, modification or operation of an employee share scheme which does not award the director any privilege or benefit not generally awarded to the employees to whom such scheme relates;

          (vii) any proposal concerning insurance which the Company proposes to maintain or purchase for the benefit of the directors; and



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          (viii) where there is a proposal concerning the appointment of two or more directors, to positions within the Company or any other company in which the Company is interested, the directors concerned will be entitled to vote in respect of each resolution except that concerning his own appointment.

     (b) The remuneration of the directors is determined from time to time by the shareholders of the Company. This remuneration is divided among the directors as they may agree or, failing agreement, equally with the exception that any director who holds office for only part of the period in respect of which the remuneration is payable, he shall be entitled only to a proportion of the remuneration relating to the period for which he has held office. As the remuneration of the directors may only be determined by the shareholders, the directors may not vote compensation to themselves. There is an exception made under Article 78 for any director who holds any executive office, including chairman or deputy chairman, or who serves on any committee, or who performs services which in the opinion of the directors are outside the scope of the ordinary duties of a director.

     (c) Under Article 85 the directors may exercise all the powers of the Company to borrow or raise money and to give security in connection therewith. These borrowing powers may only be amended by the shareholders of the Company in general meeting.

     (d) There is no age limit requirement in the Articles that specifies when a director must retire.

     (e) Directors are not required to hold shares to qualify for the office of director.

3. The share capital of the Company is(euro)1,200,000 divided into 20,000,000 ordinary shares of 6 euro cent each.

     (a) Subject to the provisions of the Companies Acts, the Company may by ordinary resolution declare dividends which shall not exceed the amount recommended by the directors. Under the Companies Acts, dividends may only be paid out of profits available for distribution. The directors may also, if authorised by the members of the Company in general meeting, offer the holders of ordinary shares the right to receive scrip dividends instead of cash. The directors may also declare and pay interim dividends if it appears to them that they are justified to so do by the profits of the Company available for distribution.

          Any dividend which remains unclaimed for twelve years from the date of its declaration shall be forfeited and cease to remain owing by the Company if the directors so resolve.

     (b) Voting at any general meeting of the Company on a resolution is decided on a show of hands unless a poll is demanded. On a show of hands every shareholder present in the meeting in person and every proxy shall have one vote regardless of how many shares they may hold. On a poll however, every member shall have one vote for every share carrying voting rights of which he is the holder.

          A poll may be demanded (i) by the chairman of the meeting, (ii) by at least three members present (in person or by proxy) having the right to attend and vote at the meeting, (iii) by any member or members present (in person or by proxy) representing an aggregate of not less than one tenth of the total voting rights of all the members having the right to attend and vote at the meeting, or (iv) by a member or members present (by person or by proxy) holding shares in the Company conferring the right to attend and vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one tenth of the total sum paid up on all the shares conferring that right.



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          The quorum for a general meeting is three shareholders being present in person or by proxy having an entitlement to vote upon the business to be transacted.

          All business is considered to be special business if it is transacted at an extraordinary general meeting as is all business transacted at an annual general meeting other than the declaration of a dividend, the consideration of the accounts, balance sheets and reports of the directors and auditors, the election of directors in the place of those retiring (whether by rotation or otherwise), the fixing of the remuneration of the directors, the re-appointment of the retiring auditors and the fixing of the remuneration of the auditors, all of which is deemed ordinary business. Special business is dealt with by way of a special resolution, which must be passed by not less than 75% of the votes cast by such members entitled to vote in person or, where proxies are allowed, by proxy at a general meeting at which not less than twenty one days notice specifying the intention to propose a resolution as a special resolution has been duly given. Ordinary business is dealt with by way of an ordinary resolution which requires a simple majority of the votes cast by the members voting in person or by proxy at a general meeting. Where an equal number of votes has been cast on any resolution the chairman of the meeting is entitled to a casting or second vote.

          Voting rights may be restricted by the directors where they determine that a Specified Event (as defined below) has occurred in relation to any share or shares. In such case, the directors may serve a notice to such effect on the relevant shareholders. On the expiry of fourteen days following the service of such notice and for so long as such notice remains in force, the relevant shareholder shall not be entitled to attend or vote at any general meeting either personally or by proxy in respect of those shares and the directors shall where those restricted shares represent not less than 0.25% of the total number of the issued shares be entitled not to pay dividends and refuse to register any transfer (other than a bona fide transfer to an unconnected third party) of those shares. For the purposes of Article 7 a Specified Event in relation to such shares shall mean either the failure by the shareholder to pay any call or installment of a call or failure by the shareholder to comply, to the satisfaction of the directors with certain notification provisions under the Irish Companies Act, 1990 and/or Article 7 of the Company's Articles (as more full described at 3(h) below).

     (c) The right to share in the Company's profits arises under the right to receive a dividend as particularly described at 3(a) above.

     (d) In the event of any surplus arising on the occasion of the liquidation of the Company, the shareholders would be entitled to a share in that surplus pro rata to their holdings of ordinary shares. Further, where the Company is wound-up, the liquidator, with the sanction of a special resolution of the Company, may divide among the members in specie or kind the whole or part of the assets of the Company.

     (e) Subject to the provisions of the Companies Acts, any shares may be issued on the terms that they are, or at the option of the Company are, liable to be redeemed.

     (f)  Not applicable.

     (g) The directors may make calls upon the shareholders in respect of any money unpaid on their shares. Failure to pay a call may result in a forfeiture of shares by a shareholder pursuant to a resolution of the directors. If a person's shares have been forfeited he shall cease to be a shareholder in the Company but shall remain liable to the Company for all monies payable by him to the Company in respect of those shares until such time as the Company shall have received payment in full of all such monies in respect of those shares.



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     (h)  Under Article 7 of the Company's Articles the directors may, by notice in writing, require any shareholder, or any other person appearing to be interested or to have been interested in the Company's shares, to disclose to the Company in writing such information as the directors shall require relating to the ownership of any interest in the Company's shares.

4. Under Article 5, wherever the share capital is divided into different classes of shares, the rights attaching to any class may be varied with the consent in writing of three quarters of the shareholders of that particular class or with the sanction of a special resolution passed at a separate general meeting of the shareholders of that class of shares. Further, where the share capital is divided into different classes of shares they may be varied either whilst the Company is a going concern, or during, or in contemplation of, a winding-up. In each case, the quorum at any such separate general meeting shall be two persons holding or representing by proxy at least one third of the issued shares of the class in question. The rights conferred upon the shareholders of any class issued with preferred or other rights shall not, unless expressly provided for in the Articles or the terms of issue of shares, be varied by the creation or issue of further shares ranking pari passu therewith or subordinate thereto. These conditions are no more significant than those required by law.

5. General meetings may be convened by the directors. Extraordinary general meetings may also be convened by the directors as provided in the Companies Acts. Annual general meetings and extraordinary general meetings called for the passing of a special resolution shall be called by at least twenty one clear days notice and all other extraordinary general meetings shall be called by at least fourteen clear days notice.

     Any notice convening a general meeting shall specify the time and place of the meeting any, in the case of a special business, the general nature of that business and, in reasonable prominence, that a shareholder entitled to attend and vote is entitled to appoint a proxy to attend, speak and vote in his place and that a proxy need not be a shareholder of the Company. Admission to general meetings is limited to shareholders of the Company and validly appointed proxies.

6. The Memorandum and Articles of Association impose no restrictions on the right of non-resident or foreign shareholders to own securities in the Company.

7. Failure to comply with the provisions of Article 7, which deals with the notification of interests in shares by a shareholder, could result in a restriction of voting and other rights under Article 68 as detailed above at 3(b).

8. Under Irish company law where a person acquires an interest in shares in a public limited company or ceases to be interested in such shares he has an obligation to notify the Company of the interest he has or had in its shares. The initial notifiable threshold is 5% of the aggregate nominal value of the issued share capital carrying rights to vote in all circumstances at a general meeting of the Company. In addition, if the shares of the Company are quoted on the Irish Stock Exchange and a person becomes aware that he has acquired, or has ceased to have an interest, in shares in a quoted company, he must notify the exchange when his interest in such shares exceeds or falls below, as the case may be, certain reference levels: 10%, 25%, 50% and 75%.

     Under Article 7 of the Articles, as detailed above at 3(b), the directors may by notice in writing require any member or other person appearing to be interested or have been interested in shares, to disclose to the Company in writing such information as the directors shall require.

9.   Not applicable.

10.  Not applicable.



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                       CHANGES TO CONSTITUTIONAL DOCUMENTS

At its annual general meeting held on 22 November, 2001, shareholders approved the redenomination of its share capital from Irish Punts into euro, and the renominalisation, which involved the creation of a small reserve fund, of its share capital to adjust the converted euro nominal value of each ordinary share to a round number (6 cent).

                          DESCRIPTION OF SHARE CAPITAL

     The authorized capital stock of the Company consists of 20,000,000 ordinary shares, par value 6 euro cent per share. As of December 31, 2002, 11,815,637 ordinary shares were outstanding. All of the outstanding ordinary shares were issued fully paid.

     10,292,557 of the ordinary shares are registered in the Register of Members of the Company and 1,523,080 are bearer shares. Each holder of a bearer share is effectively treated by the Company as the holder and absolute owner of the share represented by the bearer share and shall be deemed to be a member of the Company to the fullest extent. Title to a bearer share will pass by delivery. Additional ordinary shares, on December 31, 2002, representing an 8.2% interest in the Company, may be issued under the exercise of outstanding options. No shares of the Company are held by or on behalf of the Company itself or by subsidiaries of the Company.

                    DESCRIPTION OF AMERICAN DEPOSITARY SHARES

     10,274,381 of the outstanding ordinary shares are represented by American Depositary Shares ("ADSs") which are evidenced by American Depositary Receipts ("ADRs").

     The following is a summary of certain provisions of the Deposit Agreement (including any exhibits thereto, the "Deposit Agreement") dated as of May 20, 1998 among the Company, The Bank of New York, as depositary (the "Depositary") and the registered holders from time to time of the Company's ADRs issued thereunder (the "Owners"). This summary does not purport to be complete and is qualified in its entirety by reference to the Deposit Agreement. Copies of the Deposit Agreement will also be available for inspection at the Corporate Trust Office of the Depositary at 101 Barclay Street, New York, New York 10286, at the office of the Depositary's agent and at the designated office of the Custodian (as defined below). Terms used herein and not otherwise defined shall have the respective meanings set forth in the Deposit Agreement.

     ADRs evidencing ADSs are issuable by the Depositary pursuant to the Deposit Agreement. Each ADS represents the right to receive one ordinary share deposited in accordance with the Deposit Agreement with Allied Irish Banks, Dublin, Ireland, as agent of the Depositary, or any successor to such agent (the "Custodian"). An ADR may evidence any number of ADSs. Only persons in whose names ADRs are registered on the books of the Depositary are treated by the Depositary and the Company as Owners.

DEPOSIT, TRANSFER AND WITHDRAWAL

     The Depositary has agreed, subject to the terms and conditions of the Deposit Agreement, that upon delivery to the Custodian of ordinary shares (or evidence of rights to receive ordinary shares) and pursuant to appropriate instruments of transfer in a form satisfactory to the Custodian, the Depositary will, upon payment of the fees, charges and taxes provided in the Deposit Agreement, execute and deliver at its Corporate Trust Office to, or upon the written order of, the person or persons named in the notice of the Custodian delivered to the Depositary or requested by the person depositing such ordinary shares with the Depositary, an ADR or ADRs, registered in the name or names of such person or persons, and evidencing any authorized number of ADSs requested by such person or persons.



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     Upon surrender at the Corporate Trust Office of the Depositary of an ADR
for the purpose of withdrawal of the Deposited Securities represented by the ADSs evidenced by such ADR, and upon payment of the fees of the Depositary, governmental charges and taxes as provided in the Deposit Agreement, and subject to the terms and conditions of the Deposit Agreement, the Owner of such ADR will be entitled to delivery, to him or upon his order, of the amount of Deposited Securities at the time represented by the ADS or ADSs evidenced by such ADR. The forwarding of share certificates, other securities, property, cash and other documents of title for such delivery will be at the risk and expense of the Owner.

     Subject to the terms and conditions of the Deposit Agreement and any limitations established by the Depositary, the Depositary may execute and deliver ADRs prior to the receipt of ordinary shares (a "Pre-Release") and deliver ordinary shares upon the receipt and cancellation of ADRs which have been Pre-Released, whether or not such cancellation is prior to the termination of such Pre-Release or the Depositary knows that such ADR has been Pre-Released. The Depositary may receive ADRs in lieu of ordinary shares in satisfaction of a Pre-Release. Each Pre-Release must be (a) preceded or accompanied by a written representation from the person to whom the ADRs are to be delivered that such person, or its customer, owns the ordinary shares or ADRs to be remitted, as the case may be, (b) at all times fully collateralized with cash or such other collateral as the Depositary deems appropriate, (c) terminable by the Depositary on not more than five (5) business days' notice and (d) subject to such further indemnities and credit regulations as the Depositary deems appropriate. The number of ADSs that are outstanding at any time as a result of Pre-Releases will not normally exceed 30% of the ordinary shares deposited hereunder, provided, however, that the Depositary reserves the right to change or disregard such limit from time to time as it deems appropriate.

     The Depositary may retain for its own account any compensation received by it in connection with the foregoing.

DIVIDENDS, OTHER DISTRIBUTIONS AND RIGHTS

     The Depositary will convert or cause to be converted into dollars, to the extent that in its judgment it can do so on a reasonable basis and can transfer the resulting dollars to the United States, all cash dividends and other cash distributions denominated in a currency other than dollars, including euro ("Foreign Currency"), that it receives in respect of the deposited ordinary shares and will distribute the resulting dollar amount (net of the expenses incurred by the Depositary in converting such Foreign Currency) to the Owners entitled thereto. Such distribution may be made upon an averaged or other practicable basis without regard to any distinctions among Owners on account of exchange restrictions or otherwise. The amount distributed to the Owners will be reduced by any amount on account of taxes to be withheld by the Company or the Depositary.

     If the Depositary determines that in its judgment any Foreign Currency received by the Depositary cannot be converted on a reasonable basis into dollars transferable to the United States, or if any approval or license of any government or agency thereof that is required for such conversion is denied or in the opinion of the Depositary is not obtainable, or if any such approval or license is not obtained within a reasonable period as determined by the Depositary, the Depositary may distribute the Foreign Currency received by the Depositary to, or in its discretion may hold such Foreign Currency uninvested and without liability for interest thereon for the respective accounts of, the Owners entitled to receive the same. If any such conversion of Foreign Currency, in whole or in part, cannot be effected for distribution to some of the Owners entitled thereto, the Depositary may in its discretion make such conversion and distribution in dollars to the extent permissible to the Owners entitled thereto, and may distribute the balance of the Foreign Currency received by the Depositary to, or hold such balance uninvested and without liability for interest thereon for, the respective accounts of, the Owners entitled thereto.

     If any distribution upon any Deposited Securities consists of a dividend in, or free distribution of, ordinary shares, the Depositary may, and will if the Company so requests, distribute to the Owners of outstanding ADRs entitled thereto, in proportion to the number of ADSs evidenced by the ADRs held by them, respectively,



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additional ADRs evidencing an aggregate number of ADSs that represents the amount of ordinary shares received as such dividend or free distribution, subject to the terms and conditions of the Deposit Agreement with respect to the deposit of ordinary shares and the issuance of ADSs evidenced by ADRs, including the withholding of any tax or other governmental charge and the payment of fees of the Depositary as provided in the Deposit Agreement. In lieu of delivering ADRs for fractional ADSs in the event of any such dividend or free distribution, the Depositary will sell the amount of ordinary shares represented by the aggregate of such fractions and distribute the net proceeds in accordance with the Deposit Agreement. If additional ADRs are not so distributed, each ADS will thenceforth also represent the additional ordinary shares distributed upon the Deposited Securities represented thereby.

     If the Company offers or causes to be offered to the holders of any Deposited Securities any rights to subscribe for additional ordinary shares or any rights of any other nature, the Depositary will have discretion, after consultation with the Company, as to the procedure to be followed in making such rights available to any Owners or in disposing of such rights for the benefit of any Owners and making the net proceeds available to such Owners. If at the time of the offering of any rights the Depositary determines in its discretion that it is lawful and feasible to make such rights available to all Owners or to all or certain Owners but not to other Owners, the Depositary may distribute to any Owner to whom it determines the distribution to be lawful and feasible, in proportion to the number of ADSs held by such Owner, warrants or other instruments therefor in such form as it deems appropriate. If the Depositary determines in its discretion that it is not lawful and feasible to make such rights available to all or certain Owners, or if the rights represented by such warrants or other instruments are not exercised and appear to be about to lapse, it may sell the rights, warrants or other instruments and allocate the net proceeds of such sales for the account of such Owners otherwise entitled to such rights, warrants or other instruments, upon an averaged or other practical basis without regard to any distinctions among such Owners because of exchange restrictions or the date of delivery of any ADR or ADRs, or otherwise.

     The Depositary will not offer rights to Owners unless both the rights and the securities to which such rights relate are either exempt from registration under the Securities Act with respect to a distribution to all Owners or are registered under the provisions of such Act.

     Whenever the Depositary receives any distribution other than cash, ordinary shares or rights in respect of the Deposited Securities, the Depositary will cause the securities or property received by it to be distributed to the Owners entitled thereto, after deduction or upon payment of any fees and expenses of the Depositary or any taxes or other governmental charges, in proportion to their holdings, respectively, in any manner that the Depositary may deem equitable and practicable for accomplishing such distribution; provided, however, that if in the opinion of the Depositary such distribution cannot be made proportionately among the Owners entitled thereto, or if for any other reason (including, but not limited to, any requirement that the Company or the Depositary withhold an amount on account of taxes or other governmental charges or that such securities must be registered under the Securities Act in order to be distributed to Owners or holders) the Depositary deems such distribution not to be feasible, the Depositary may adopt such method as it may deem equitable and practicable for the purpose of effecting such distribution, including, but not limited to, the public or private sale of the securities or property thus received, or any part thereof, and the net proceeds of any such sale (net of the fees of the Depositary) will be distributed by the Depositary to the Owners entitled thereto as in the case of a distribution received in cash.

     If the Depositary determines that any distribution of property (including ordinary shares and rights to subscribe therefor) is subject to any taxes or other governmental charges that the Depositary is obligated to withhold, the Depositary may, by public or private sale, dispose of all or a portion of such property in such amount and in such manner as the Depositary deems necessary and practicable to pay such taxes or charges and the Depositary will distribute the net proceeds of any such sale after deduction of such taxes or charges to the Owners entitled thereto in proportion to the number of ADSs held by them, respectively.



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

     Upon any change in nominal or par value, split-up, consolidation or any other reclassification of Deposited Securities, or upon any recapitalization, reorganization, merger or consolidation or sale of assets affecting the Company or to which it is a party, any securities that shall be received by the Depositary or Custodian in exchange for, in conversion of, or in respect of Deposited Securities will be treated as new Deposited Securities under the Deposit Agreement, and the ADSs will thenceforth represent, in addition to the existing Deposited Securities, the right to receive the new Deposited Securities so received in exchange or conversion, unless additional ADRs are delivered pursuant to the following sentence. In any such case the Depositary may, and will, if the Company so requests, execute and deliver additional ADRs as in the case of a dividend in ordinary shares, or call for the surrender of outstanding ADRs to be exchanged for new ADRs specifically describing such new Deposited Securities.

RECORD DATES

     Whenever any cash dividend or other cash distribution shall become payable or any distribution other than cash shall be made, or whenever rights shall be issued with respect to the Deposited Securities, or whenever the Depositary shall receive notice of any meeting of holders of ordinary shares or other Deposited Securities, the Depositary will fix a record date for the determination of the Owners who will be (i) entitled to receive such dividend, distribution or rights, or the net proceeds of the sale thereof, or (ii) entitled to give instructions for the exercise of voting rights at any such meeting.

VOTING OF DEPOSITED SECURITIES

     Upon receipt of notice of any meeting of holders of ordinary shares or other Deposited Securities, the Depositary will, as soon as practicable thereafter, mail to all Owners a notice containing (a) such information included in such notice of meeting received by the Depositary from the Company, and (b) a statement that the Owners as of the close of business on a specified record date will be entitled, subject to any applicable provision of Irish law and of the Memorandum and Articles of Association of the Company, to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the amount of ordinary shares or other Deposited Securities represented by their respective ADSs and a brief statement as to the manner in which such instructions may be given, including an express indication that instructions may be given to the Depositary to give a discretionary proxy to a designated member or members of the Board of Directors of the Company. Upon the written request of an Owner on such record date, received on or before the date established by the Depositary for such purpose, the Depositary will endeavor, insofar as practicable, to vote or cause to be voted the amount of ordinary shares or other Deposited Securities represented by the ADSs evidenced by such ADRs in accordance with the instructions set forth in such request. The Depositary will not, and the Depositary shall ensure that the Custodian and any of its nominees shall not, vote the ordinary shares or other Deposited Securities, other than in accordance with such instructions nor shall the Depositary or Custodian demand a poll.

REPORTS AND OTHER COMMUNICATIONS

     The Depositary will make available for inspection by Owners at its Corporate Trust Office any reports and communications received from the Company which are both (a) received by the Depositary as the holder of the Deposited Securities and (b) made generally available to the holders of such Deposited Securities by the Company. The Depositary will also send to the Owners copies of such reports when furnished by the Company pursuant to the Deposit Agreement.

AMENDMENT AND TERMINATION OF THE DEPOSIT AGREEMENT

     The form of ADRs and any provisions of the Deposit Agreement may at any time and from time to time be amended by agreement between the Company and the Depositary in any respect which they may deem necessary or desirable without the consent of the Owners. Any amendment that imposes or increases any fees or charges (other than taxes and other governmental charges, registration fees, cable, telex or facsimile transmission



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

costs, delivery costs or other such expenses), or which otherwise prejudices any substantial existing right of Owners, will not take effect as to outstanding ADRs until the expiration of three months after notice of any amendment has been given to the Owners of outstanding ADRs. Every Owner, at the time any amendment so becomes effective, will be deemed, by continuing to hold such ADR, to consent and agree to such amendment and to be bound by the Deposit Agreement as amended thereby. In no event will any amendment impair the right of the Owner to surrender such ADR and receive therefor the Deposited Securities represented thereby, except to comply with mandatory provisions of applicable law.

     The Depositary will at any time at the direction of the Company terminate the Deposit Agreement by mailing notice of such termination to the Owners then outstanding at least 30 days prior to the date fixed in such notice for such termination. The Depositary may likewise terminate the Deposit Agreement by mailing notice of such termination to the Company and the Owners of all ADRs then outstanding if, any time after 60 days have expired after the Depositary will have delivered to the Company a written notice of its election to resign and a successor depositary will not have been appointed and accepted its appointment, in accordance with the terms of the Deposited Agreement. If any ADRs remain outstanding after the date of termination of the Deposit Agreement, the Depositary thereafter will discontinue the registration of transfers of ADRs, will suspend the distribution of dividends to the Owners thereof and will not give any further notices or perform any further acts under the Deposit Agreement, except the collection of dividends and other distributions pertaining to the Deposited Securities, the sale of rights and the delivery of underlying Deposited Securities, together with any dividends or other distributions received with respect thereto and the net proceeds of the sale of any rights or other property, in exchange for surrendered ADRs (after deducting, in each case, the fees of the Depositary for the surrender of an ADR and other expenses set forth in the Deposit Agreement and any applicable taxes or governmental charges). At any time after the expiration of two years from the date of termination, the Depositary may sell the Deposited Securities then held thereunder and hold uninvested the net proceeds of such sale, together with any other cash, unsegregated and without liability for interest, for the pro rata benefit of the Owners that have not theretofore surrendered their Receipts. After making such sale, the Depositary will be discharged from all obligations under the Deposit Agreement, except to account for net proceeds and other cash (after deducting, in each case, the fee of the Depositary and other expenses set forth in the Deposit Agreement for the surrender of an ADR and any applicable taxes or other governmental charges).Upon the termination of the Deposit Agreement, the Company shall be discharged from all obligations under the Deposit Agreement except for certain obligations to the Depositary relating to fees and indemnity.

CHARGES OF DEPOSITARY

     The Depositary will charge any party depositing or withdrawing ordinary shares or any party surrendering ADRs or to whom ADRs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by the Company or an exchange of stock regarding the ADRs or Deposited Securities or a distribution of ADRs pursuant to the Deposit Agreement) whichever applicable: (1) taxes and other governmental charges; (2) such registration fees as may from time to time be in effect for the registration of transfers of ordinary shares generally on the share register of the Company or Foreign Registrar and applicable to transfers of ordinary shares to the name of the Depositary or its nominee or the Custodian or its nominee on the making of deposits or withdrawals; (3) such cable, telex and facsimile transmission expenses as are expressly provided in the Deposit Agreement to be at the expense of persons depositing ordinary shares or Owners; (4) such expenses as are incurred by the Depositary in the conversion of Foreign Currency pursuant to the Deposit Agreement; (5) a fee of $5.00 or less per 100 ADSs (or portion thereof) for the execution, delivery and surrender of ADRs pursuant to the Deposit Agreement; (6) a fee of $.02 or less per ADS (or portion thereof) for any cash distribution made pursuant to the Deposit Agreement, including, but not limited to, Sections 4.1 through 4.4 thereof; and (7) a fee for the distribution of securities pursuant to the Deposit Agreement, such fee being in an amount equal to the fee for the execution and delivery of ADSs referred to above which would have been charged as a result of the deposit of such securities (for purposes of this clause (7) treating all such securities as if they were ordinary shares), but which securities are instead distributed by the Depositary to Owners and the net proceeds distributed.

     The Depositary, pursuant to the Deposit Agreement, may own and deal in any class of securities of the Company and its affiliates and in ADRs.

LIABILITY OF OWNER FOR TAXES

     If any tax or other governmental charge shall become payable with respect to any ADR or any Deposited Securities represented by the ADRs, such tax or other governmental charge will be payable by the Owner of such ADR to the Depositary. The Depositary may refuse to effect any transfer of such ADR or any withdrawal of Deposited Securities underlying such ADR until such payment is made, and may withhold any dividends or other distributions, or may sell for the account of the Owner thereof any part or all of the Deposited Securities underlying such ADR and may apply such dividends, distributions or the proceeds of any such sale to pay any such tax or other governmental charge and the Owner of such ADR will remain liable for any deficiency.

GENERAL

     Neither the Depositary nor the Company will be liable to any Owner or holder of any ADR, if by reason of any provision of any present or future law or regulation of the United States, or any other country, or of any governmental authority or by reason of any provision, present or future, of the Memorandum and Articles of Association of the Company, or by reason of any act of God or war or other circumstances beyond its control, the Depositary or the Company shall be prevented or forbidden from doing or performing any act or thing which by the terms of the Deposit Agreement it is provided will be done or performed; nor will the Depositary or the Company incur any liability to any Owner or holder of any ADR by reason of any nonperformance or delay, caused as aforesaid, in the performance of any act or thing which by the terms of the Deposit Agreement it is provided will or may be done or performed, or by reason of any exercise of, or failure to exercise, any discretion provided for under the Deposit Agreement.

     The Company and the Depositary assume no obligation nor will they be subject to any liability under the Deposit Agreement to Owners or holders of ADRs, except that they agree to perform their respective obligations specifically set forth under the Deposit Agreement without negligence or bad faith.

     The ADRs are transferable on the books of the Depositary, provided that the Depositary may close the transfer books at any time or from time to time when deemed expedient by it in connection with the performance of its duties. As a condition precedent to the execution and delivery, registration of transfer, split-up, combination or surrender of any ADR or withdrawal of any Deposited Securities, the Depositary or the Custodian may require payment from the person presenting the ADR or the person depositing ordinary shares of a sum sufficient to reimburse it for any tax or other governmental charge and any stock transfer or registration fee with respect thereto (including any such tax or charge and fee with respect to ordinary shares being deposited or withdrawn) and payment of any applicable fees payable by the Owners and holders of ADRs. The Depositary may refuse to deliver ADRs, to register the transfer of any ADR or to make any distribution on, or related to, ordinary shares until it has received such proof of citizenship or residence, exchange control approval or other information as it may deem necessary or proper. The delivery, transfer, registration of transfer of outstanding ADRs and surrender of ADRs generally may be suspended or refused during any period when the transfer books of the Depositary are closed or if any such action is deemed necessary or advisable by the Depositary or the Company, at any time or from time to time.

     The Depositary will keep books for the registration and transfer of ADRs, which at all reasonable times will be open for inspection by the Owners, provided that such inspection will not be for the purpose of communicating with Owners in the interest of a business or object other than the business of the Company or a matter related to the Deposit Agreement or the ADRs.

GOVERNING LAW

     The Deposit Agreement is governed by the laws of the State of New York.

                DESCRIPTION OF THE REGISTRATION RIGHTS AGREEMENT,
                             DATED DECEMBER 12, 1997

     On December 12, 1997, the Company entered into a Registration Rights Agreement with Dr. John Climax and Dr. Ronan Lambe (the "Holders"). The Registration Rights Agreement provides that, if the Company proposes to register any of its equity securities under the Securities Act at any time following the initial public offering of its equity securities, subject to the Holders agreeing to a lock-up of 180 days, the Company shall offer such Holders the opportunity to include the Ordinary Shares held by them, with certain limitations, in such Registration Statement, and the Company shall use its best efforts to effect the registration of all or a portion of the Ordinary Shares of such requesting Holders (the "Piggy-Back Registration Offer"). The Company shall be obligated to make two Piggy-Back Registration Offers. In addition, pursuant to the Registration Rights Agreement, each Holder is entitled to make one request to the Company for registration of all or part of his Ordinary Shares, with certain limitations, with the Securities and Exchange Commission under and in accordance with the provisions of the Securities Act. The Registration Rights Agreement also provides for customary indemnification by the Company and the proportional sharing of expenses between the Company and the Holders.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the, undersigned thereunto duly authorized.

                                     ICON PLC
January 31, 2003                     /s/ Sean Leech
---------------------------          ------------------------------------
Date                                 Sean Leech
                                     Chief Financial Officer













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